July 7, 2015

Mr. John P. Nolan, Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F St. NE
Washington, D.C. 20549

Re:    MB Financial, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-36599

Dear Mr. Nolan:

This letter is in response to your letter dated June 23, 2015 with respect to the above-referenced Form 10-K filing of MB Financial, Inc. (the “Company” or “MBFI”). Your comments are repeated verbatim below in boldface type for your convenience, and our response is presented below the comment.

Form 10-K filed for the Period Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations General

1.	Please include a discussion of the segment operating results as identified in Note 21, in future filings. Refer to Item 303(a)(3) of Regulation S-K.

Response:

In future filings, we will include a discussion of the segment operating results as identified in Note 21 pursuant to Item 303(a)(3) of Regulation S-K. We will include a discussion regarding the significant components of revenues and expense that impacted each operating segment’s results of operations in the management discussion and analysis section.

Loan Portfolio, page 46

2.
Given the significant loan growth recognized in 2014 due to the Taylor Capital acquisition, please revise, in future filings, to provide the reader with information which identifies the loan composition by loan type for both the legacy loans as well as the acquired loans held in the portfolio. Similar consideration should be given to providing enhanced asset quality disclosures for both the legacy and acquired loans as well.

Response:

In future filings, we will include information which identifies the loan composition by loan type for both the MBFI legacy loans including loan growth (“MB legacy loans”) as well as the loans acquired through the Taylor Capital (“Taylor”) acquisition. The disclosure will reflect the composition by major loan type consistent with the loan composition included in the Form 10-K for the year ended December 31, 2014. We will also include in future filings a break out of the provision for credit losses required on acquired Taylor loans (as discussed in #3 below), as well as supplemental charge-off information for both MBFI legacy loans and acquired Taylor loans.

Asset Quality, page 47

3.
We note the disclosure on page 48 that you anticipate recording credit loss provisions for the acquired portfolio in future quarters relating to renewing Taylor loans, which were acquired in the merger consummated on August 18, 2014. We also note the disclosure on page 52, that you recorded a $12 million provision for credit losses for Taylor acquired loans during late 2014, due to loan renewals and required reserves on these acquired loans in excess of the purchase loan discount. Please tell us how you determined the provision amounts for the reasons noted above in order for us to have a more complete understanding of this process.

Response:

The $12 million provision for credit losses for acquired loans related to the non-purchase credit impaired (non-PCI) Taylor loans as accounted for in accordance with ASC 310-20. No additional provisions were recorded on the purchase credit impaired (PCI) Taylor loans accounted for in accordance with ASC 310-30. Any additional reserves required on Taylor acquired loans will be identified in the disclosure in future filings.

The provision for credit losses for non-PCI Taylor loans was calculated using a process similar to the one used for the MBFI legacy portfolio. A general loan loss reserve was calculated for the Taylor renewed and non-renewed loans separately using the same loan loss reserve model used for MBFI legacy loans. The general loan loss reserve is calculated for the four categories of commercial-related loans in our portfolio: commercial loans, commercial loans collateralized by the assignment of lease payments (lease loans), commercial real estate loans and construction real estate loans. The probability of loans defaulting for each risk rating (referred to as default factors) is estimated based on the frequency with which loans migrate from one risk rating to another and to default status over time. The default factors are multiplied by individual loan balances in each risk rating category and again multiplied by an historical loss given default estimate for each loan type to determine the appropriate allowance. The acquired Taylor loans were risk rated using the MBFI rating methodology. The general loan loss reserve amount was adjusted upward to reflect uncertainty regarding the performance of the acquired portfolios due to our limited history with the borrowers.

For Taylor non-PCI loans that renewed during the period (quarter or year to date), the default factors were multiplied by the loan balance and loss given default estimate to calculate the required reserves. The amount of required reserves was recognized as a provision for credit losses in the statement of operations. For Taylor non-PCI loans that were not renewed subsequent to the merger consummation, the default factors were multiplied by the loan balance and the historical loss given default estimate. The resulting general loan loss reserve was compared to the remaining acquisition accounting discounts related to credit on the non-PCI loans, with the excess recognized as a provision for credit losses in the statement of operations.

Allowance for Loan Losses, page 50

4.
Please revise, in future filings, to provide a discussion of the credit loss provisions recorded on both legacy loans and acquired loans given the significant loan growth which occurred as a result of the Taylor Capital acquisition.

Response:

In future filings, we will expand the discussion of the credit loss provision recorded on both MBFI legacy loans and Taylor acquired loans to include the reasons why the provision is increasing or decreasing in comparison to prior periods for both the MBFI legacy loans and Taylor acquired loans.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (847) 653-1991.

Very truly yours,

/s/ Jill E. York
Jill E. York
Chief Financial Officer and Vice President